UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
____________________________

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 10)*

Charter Communications, Inc.
(Name of Issuer)

Class A Common Stock
(Title of Class of Securities)

16117M107
(CUSIP Number)

W. Lance Conn Vulcan Cable III Inc. 505 Fifth Avenue South, Suite 900 Seattle, Washington 98104 (206) 342-2000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
December 23, 2008
(Date of Event Which Requires Filing of This Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [   ].

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.   16117M107

1.	Names of Reporting Persons. Paul G. Allen
2.	Check the Appropriate Box if a Member of a Group (see Instructions)
(A) (B)	[X] [ ]
3.	SEC Use Only
4.	Source of Funds (see Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [__]
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 404,570,214 Shares (1)
	8.	Shared Voting Power -0- Shares
	9.	Sole Dispositive Power 404,570,214 Shares (1)
	10.	Shared Dispositive Power -0- Shares
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 404,570,214 Shares (1)
12.	Check if the Aggregate Amount In Row (11) Excludes Certain Shares (See Instructions)[__]
13.	Percent of Class Represented by Amount in Row 11 51.33% beneficial ownership of Class A Common Stock (2) / 90.81% voting power (3)
14.	Type Of Reporting Person (See Instructions) IN

(1) Represents (A) 28,467,421 shares of Class A Common Stock of the Issuer held directly by Mr. Allen, (B) 10,000 vested options to acquire shares of Class A Common Stock of the Issuer, (C) 64,356 shares of unvested restricted stock, and (D) shares of Class A Common Stock of the Issuer into which the following interests may be converted: (a) 50,000 shares of Class B Common Stock of the Issuer held directly by Paul G. Allen, (b) 106,715,233 Class A Common Membership Units (“Class A Units”) of Charter Communications Holding Company, LLC (“Charter Holdco”) held by Vulcan Cable III Inc. (“Vulcan”), (c) 254,431,652 Class A Units of Charter Holdco held by Charter Investment, Inc. (“CII”) including the exchange of the CCHC Note into 36,846,406 Class A Units,

(d) 9,597,940 Class C Common Membership Units (“Class C Units”) of Charter Holdco held by Vulcan and (e) 5,233,612 Class C Common Membership Units (“Class C Units”) of Charter Holdco held by CII. Each of Vulcan and CII has an exchange option with the Issuer giving it the right, at any time, to exchange both its Class A Units and Class C Units (the Class A Units and the Class C Units collectively, the “Class B Common Stock Equivalents”) for shares of Class B Common Stock of the Issuer on a one-for-one basis. Class B Common Stock of the Issuer is convertible at any time into Class A Common Stock of the Issuer on a one-for-one basis. Mr. Allen is the sole stockholder of Vulcan and of CII. Mr. Allen is therefore deemed to have beneficial ownership of all of the Class B Common Stock Equivalents held by Vulcan and CII. Because Mr. Allen is the ultimate controlling person of both Vulcan and CII, he is a beneficial owner who effectively has sole voting power with respect to the Class B Common Stock Equivalents held by each entity; however, because each such controlled entity is the record holder of such Class B Common Stock Equivalents, these controlled entities may be deemed to share voting power with Mr. Allen over such Class B Common Stock Equivalents.

(2) The calculation of the percentage assumes that: (i) the 50,000 shares of Class B Common Stock held by Mr. Allen have been converted into shares of Class A Common Stock and (ii) all Class B Common Stock Equivalents held by Vulcan and CII or that Vulcan and CII have the right to acquire have been exchanged for shares of Class A Common Stock.

(3) Each share of Class B Common Stock of the Issuer has the right to a number of votes determined by multiplying (i) ten, and (ii) the sum of (1) the total number of shares of Class B Common Stock outstanding, and (2) the aggregate number of Class B Common Stock Equivalents, and dividing the product by the total number of shares of Class B Common Stock outstanding. The calculation of this percentage assumes that Mr. Allen’s equity interests are retained in the form that maximizes voting power (i.e., the 50,000 shares of Class B Common Stock held by Mr. Allen have not been converted into shares of Class A Common Stock and that the Class B Common Stock Equivalents beneficially owned by Mr. Allen through Vulcan and CII have not been exchanged for shares of Class B Common Stock or Class A Common Stock).

CUSIP NO.   16117M107

1.	Names of Reporting Persons. Vulcan Cable III Inc.
2.	Check the Appropriate Box if a Member of a Group (see Instructions)
(A) (B)	[X] [ ]
3.	SEC Use Only
4.	Source of Funds (see Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [__]
6.	Citizenship or Place of Organization State of Washington
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0- Shares
	8.	Shared Voting Power 116,313,173 Shares (1)
	9.	Sole Dispositive Power -0- Shares
	10.	Shared Dispositive Power 116,313,173 Shares (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 116,313,173 Shares (1)
12.	Check if the Aggregate Amount In Row (11) Excludes Certain Shares (See Instructions)[__]
13.	Percent of Class Represented by Amount in Row 11 22.01% beneficial ownership of Class A Common Stock (2) / 0.0% voting power (3)
14.	Type Of Reporting Person (See Instructions) CO

(1) Represents Class A Common Membership Units (“Class A Units”) and Class C Common Membership Units (“Class C Units” and together with the Class A Units, the “Class B Common Stock Equivalents”) of Charter Communications Holding Company, LLC (“Charter Holdco”) directly held by Vulcan Cable III Inc. (“Vulcan”). Vulcan has an exchange option with the Issuer giving it the right, at any time, to exchange its Class B Common Equivalents for shares of Class B Common Stock of the Issuer on a one-for-one basis. Class B Common Stock of the Issuer is convertible at any time into

Class A Common Stock of the Issuer on a one-for-one basis. Paul G. Allen is the sole stockholder of Vulcan and is therefore deemed to have beneficial ownership of all of the Class B Common Equivalents that Vulcan Cable III Inc. owns. Because Mr. Allen is the ultimate controlling person of Vulcan, he is a beneficial owner who effectively has sole voting power with respect to the Class B Common Stock Equivalents held by Vulcan; however, because Vulcan is the record holder of such Class B Common Stock Equivalents, Vulcan may be deemed to share voting power with Mr. Allen over such Class B Common Stock Equivalents.

(2) The calculation of this percentage assumes that all Class B Common Stock Equivalents held by Vulcan or that Vulcan has the right to acquire have been exchanged for shares of Class A Common Stock.

(3) Each share of Class B Common Stock of the Issuer has the right to a number of votes determined by multiplying (i) ten, and (ii) the sum of (1) the total number of shares of Class B Common Stock outstanding, and (2) the aggregate number of Class B Common Stock Equivalents, and dividing the product by the total number of shares of Class B Common Stock outstanding. The calculation of this percentage assumes that Mr. Allen’s equity interests are retained in the form that maximizes voting power (i.e., the 50,000 shares of Class B Common Stock held by Mr. Allen have not been converted into shares of Class A Common Stock and that the Class B Common Stock Equivalents owned by Vulcan and CII have not been exchanged for shares of Class B Common Stock or Class A Common Stock).

CUSIP NO.   16117M107

1.	Names of Reporting Persons. Charter Investment, Inc.
2.	Check the Appropriate Box if a Member of a Group (see Instructions)
	(A) (B)	[X] [ ]
3.	SEC Use Only
4.	Source of Funds (see Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [__]
6.	Citizenship or Place of Organization State of Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0- Shares
	8.	Shared Voting Power 259,665,264 Shares (1)
	9.	Sole Dispositive Power -0- Shares
	10.	Shared Dispositive Power 259,665,264 Shares (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 259,665,264 Shares (1)
12.	Check if the Aggregate Amount In Row (11) Excludes Certain Shares (See Instructions)[__]
13.	Percent of Class Represented by Amount in Row 11 38.65% beneficial ownership of Class A Common Stock (2) / 0.0% voting power (3)
14.	Type Of Reporting Person (See Instructions) CO

(1) Represents Class A Common Membership Units (“Class A Units”) and Class C Common Membership Units (“Class C Units” and together with the Class A Units, the “Class B Stock Common Equivalents”) of Charter Communications Holding Company, LLC (“Charter Holdco”) directly held by Charter Investment, Inc. (“CII”). Assumes the exchange of the CCHC Note into 36,846,406 Class A Units. CII has an exchange option with the Issuer giving it the right, at any time, to exchange its Class B Stock Common Equivalents for shares of Class B Common Stock of the Issuer on a one-for-one basis. Class B Common Stock of the Issuer is convertible at any time into Class A Common Stock of the Issuer on a one-for-one basis. Paul G. Allen is the sole stockholder of CII and is therefore deemed to have beneficial ownership of all of the Class B Common Equivalents that CII owns. Because Mr. Allen is the ultimate controlling person of CII, he is a beneficial owner who effectively has sole voting power with respect to the Class B Common Stock Equivalents held by CII; however, because CII is the record holder of such Class B Common Stock Equivalents, CII may be deemed to share voting power with Mr. Allen over such Class B Common Stock Equivalents.

(2) The calculation of this percentage assumes that all Class B Common Stock Equivalents held by CII or that CII has the right to acquire have been exchanged for shares of Class A Common Stock.

(3) Each share of Class B Common Stock of the Issuer has the right to a number of votes determined by multiplying (i) ten, and (ii) the sum of (1) the total number of shares of Class B Common Stock outstanding, and (2) the aggregate number of Class B Common Stock Equivalents, and dividing the product by the total number of shares of Class B Common Stock outstanding. The calculation of this percentage assumes that Mr. Allen’s equity interests are retained in the form that maximizes voting power (i.e., the 50,000 shares of Class B Common Stock held by Mr. Allen have not been converted into shares of Class A Common Stock and that the Class B Common Stock Equivalents owned by Vulcan and CII have not been exchanged for shares of Class B Common Stock or Class A Common Stock).

This Amendment No. 10 to Schedule 13D amends the Schedule 13D originally filed with the Securities and Exchange Commission (the “SEC”) on November 22, 1999, as amended by the first amendment, as filed with the SEC on December 20, 1999, the second amendment, as filed with the SEC on September 13, 2000, the third amendment, as filed with the SEC on March 11, 2002, the fourth amendment, as filed with the SEC on May 17, 2002, the fifth amendment, as filed with the SEC on July 3, 2002, the sixth amendment, as filed with the SEC on August 8, 2002, the seventh amendment, as filed with the SEC on December 13, 2003, the eighth amendment, as filed with the SEC on October 31, 2005, and the ninth amendment, as filed with the SEC on August 15, 2007  (as amended, the “Schedule 13D”). Capitalized terms not otherwise defined herein shall have the meaning ascribed thereto in the Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

Item 5 is supplemented as follows:

(a) As of December 23, 2008 (the “Reporting Date”) Mr. Allen beneficially owns 404,570,214 shares of Class A Common Stock of the Issuer, which consists of (i) 28,467,421 shares of Class A Common Stock of the Issuer held directly by Mr. Allen, (ii) 10,000 vested options on shares of Class A Common Stock of the Issuer, (iii) 64,356 shares of unvested restricted stock, and (iv) shares of Class A Common Stock of the Issuer into which the following interests may be converted: (a) 50,000 shares of Class B Common Stock of the Issuer held directly by Mr. Allen, (b) 106,715,233 Class A Common Membership Units (“Class A Units”) of Charter Holdco held by Vulcan, (c) 254,431,652 Class A Units of Charter Holdco held by CII, including the exchange of the CCHC Note into 36,846,406 Class A Units, (d) 9,597,940 Class C Common Membership Units (“Class C Units”) of Charter Holdco that are held by Vulcan and (e) 5,233,612 Class C Units of Charter Holdco that are held by CII. Each of Vulcan and CII has an exchange option with the Issuer giving it the right, at any time, to exchange its Class A Units and Class C Units (collectively, the “Class B Common Stock Equivalents”) for shares of Class B Common Stock of the Issuer on a one-for-one basis. Class B Common Stock of the Issuer is convertible at any time into Class A Common Stock of the Issuer on a one-for-one basis.

Each share of Class B Common Stock of the Issuer has the right to a number of votes determined by multiplying (i) ten, and (ii) the sum of (1) the total number of shares of Class B Common Stock outstanding, and (2) the aggregate number of Class B Common Stock Equivalents, and dividing the product by the total number of shares of Class B Common Stock outstanding. The Class B Common Stock is identical to the Class A Common Stock except that the Class A Common Stock is entitled to one vote per share and is not convertible into any other security.

As of the Reporting Date, Mr. Allen’s beneficial ownership represents approximately 51.33% of the shares of the Issuer’s outstanding Class A Common Stock, assuming conversion of all Class B Common Stock and Class B Common Stock Equivalents, and approximately 90.81% of the voting power of the Issuer’s outstanding Class A Common Stock assuming no conversion of the Class B Common Stock and the Class B Common Stock Equivalents.  The calculation of these percentages assumes that 412,140,525 shares of Class A Common Stock of the Issuer are issued and outstanding, as reported in the most recent Form 10-Q of the Issuer.

Except as otherwise provided, each of the other persons named in Item 2 beneficially owns less than 0.1% of the equity and voting power of the Issuer and, except as otherwise provided below, none of the other persons named in Item 2 beneficially owns any of the Issuer’s Class A Common Stock. Included in beneficial ownership are all options that vest and will be exercisable within 60 days of the Reporting Date.

W. Lance Conn, director and Vice President of Vulcan and CII, beneficially owns 179,155 shares of Class A Common Stock.

Jo Allen Patton, director and President of Vulcan and CII, beneficially owns 193,896 shares of Class A Common Stock.

(b) Mr. Allen is deemed to have sole voting and dispositive power with respect to the 404,570,214 shares of Class A Common Stock that he beneficially owns directly and indirectly through CII and Vulcan (which he controls). Because Mr. Allen is the ultimate controlling person of Vulcan, Vulcan is deemed to have shared voting and dispositive power with Mr. Allen over the 116,313,173 shares of Class A Common Stock beneficially owned by Vulcan through its ownership of 106,715,233 Class A Units and 9,597,940 Class C Units of Charter Holdco. Because Mr. Allen is the ultimate controlling person of CII, CII is deemed to have shared voting and dispositive power with Mr. Allen over the 259,665,264 shares of Class A Common Stock beneficially owned by CII through its ownership of 254,431,652 Class A Units (including the exchange of the CCHC Note into 36,846,406 Class A Units) and 5,233,612 Class C Units of Charter Holdco.

To the knowledge of the Reporting Persons, except as otherwise specified herein, each of the persons disclosed in Item 5 has sole dispositive and voting power with respect to the shares of Class A Common Stock actually held by the persons.

(c)

On April 29, 2008, Mr. Allen acquired beneficial ownership of 64,356 shares of Class A Common Stock of the Issuer through a grant of restricted stock that will fully vest on the anniversary of the date of grant.

On April 29, 2008, Mr. Conn acquired beneficial ownership of 64,356 shares of Class A Common Stock of the Issuer through a grant of restricted stock that will fully vest on the anniversary of the date of grant.

On April 29, 2008, Ms. Patton acquired beneficial ownership of 64,356 shares of Class A Common Stock of the Issuer through a grant of restricted stock that will fully vest on the anniversary of the date of grant.

Item 6.	Contracts, Arrangements, Understandings or Relationships with
Respect to Securities of the Issuer.

Item 6 is supplemented as follows:

Rights Plan

On December 22, 2008, a Special Committee of the Board of Directors (the “Board”) of the Issuer approved the amendment of the Rights Agreement to, among other things, amend the defined term “Expiration Date” to extend the date of December 31, 2008 to December 31, 2009 (the “Rights Agreement Amendment”).  Mr. Allen, as holder of all of the outstanding shares of Class B Common Stock, consented to the Rights Agreement Amendment.  In connection with the Rights Agreement Amendment, CII, Vulcan and the Issuer, as Manager and member of Charter Holdco, entered into a letter agreement amending the Mirror Agreement to reflect the Rights Agreement Amendment (the “Letter Agreement Amendment”).  A copy of the Letter Agreement Amendment is filed as Exhibit 10.24 to this Schedule 13D and is incorporated by reference into this Item 6.

Item 7.	Material to be Filed as Exhibits.

10.24
Letter Agreement Amendment among CII, Vulcan and the Issuer, as Manager and member of Charter Holdco, dated as of December 23, 2008 (incorporated by reference to Exhibit 4.2 to the current report on Form 8-K of the Issuer filed on December 23, 2008 (File No. 000-27927)).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 23, 2008	VULCAN CABLE III INC.

	By:	/s/ William L. McGrath

Name: William L. McGrath Title: Vice President

Dated: December 23, 2008	PAUL G. ALLEN

	By:	/s/ W. Lance Conn, by Power of Attorney

Dated: December 23, 2008	CHARTER INVESTMENT, INC.

	By:	/s/ W. Lance Conn

Name: W. Lance Conn Title: Vice President

EXHIBIT INDEX

10.24
Letter Agreement Amendment among CII, Vulcan and the Issuer, as Manager and member of Charter Holdco, dated as of December 23, 2008 (incorporated by reference to Exhibit 4.2 to the current report on Form 8-K of the Issuer filed on December 23, 2008 (File No. 000-27927)).